Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and related Prospectus of Globus Maritime Limited for the registration of $300,000,000 of common shares, preferred share purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights, depositary shares, units and up to 16,750,000 common shares underlying previously issued warrants, and to the incorporation by reference therein of our report dated March 16, 2026, with respect to the consolidated financial statements of Globus Maritime Limited included in its Annual Report (Form 20-F) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

June 11, 2026